# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Silvercrest Asset Management Group Inc., CIK 0001549966
CUSIP: 828359109
Title of class of securities: Class A common stock, $0.01 par value per share
Address of issuer's principal executive offices: 1330 AVENUE OF THE AMERICAS, 38TH FLOOR, New York, New York (NY), 10019
Date of event which requires filing of this statement: 10/14/2026
Filed by CIK 0000938552
Persons authorized to receive notices and communications: Eric Wagner, Kleinberg, Kaplan, Wolff & Cohen P.C., 500 Fifth Avenue, New York, New York (NY), 10110, (212) 880-9845

## Reporting persons
- Equinox Partners Investment Management LLC (CIK 0000938552): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 805,365; sole dispositive power 0; shared dispositive power 805,365; aggregate amount beneficially owned 805,365 (10.3% of the class)
- Equinox Partners, L.P. (CIK 0000933897): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 805,365; sole dispositive power 0; shared dispositive power 805,365; aggregate amount beneficially owned 805,365 (10.3% of the class)
- Sean M. Fieler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 805,365; sole dispositive power 0; shared dispositive power 805,365; aggregate amount beneficially owned 805,365 (10.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, $0.01 par value per share
Name of issuer: Silvercrest Asset Management Group Inc.
Address of issuer's principal executive offices: 1330 AVENUE OF THE AMERICAS, 38TH FLOOR, New York, New York (NY), 10019
Comment: The following constitutes Amendment No. 2 (this "Amendment No. 2") to the Statement on Schedule 13D (as previously amended, this "Schedule 13D") filed by the undersigned with respect to the shares of the Class A common stock, $0.01 par value per share (the "Shares") of Silvercrest Asset Management Group Inc. (the "Issuer"). This Amendment No. 2 amends the Schedule 13 D as specifically set forth herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

All of the Shares to which this Schedule 13D relates were purchased using the investment capital of the applicable clients of EPIM. The aggregate amount of funds used for the purchase of the Shares held by the Reporting Persons is approximately $8,801,653, including commissions. The Reporting Persons may effect purchases of Shares through margin accounts maintained for EPIM's clients with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 7,821,782 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2026.

As of the date hereof, the Reporting Persons beneficially own an aggregate of 805,365 Shares, constituting approximately 10.3% of the outstanding Shares. See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the outstanding Shares beneficially owned by each of the Reporting Persons. See rows (7) through (10) of the cover pages to this Schedule 13D, including the notes relating thereto, for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: See item 5(a).
Transactions in the class effected during the past sixty days: During the past sixty (60) days, the Reporting Persons have not entered into any transactions in the Shares except as set forth on Schedule 1 hereto.
Other persons with the right to receive dividends or sale proceeds: No Person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that may be beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Equinox Partners Investment Management LLC: /s/ Sean M. Fieler, Sean M. Fieler, Manager (10/16/2026)
- Equinox Partners, L.P.: /s/ Sean M. Fieler, Sean M. Fieler, Manager of Equinox Partners Investment Management LLC, the Investment Manager of Equinox Partners, L.P. (10/16/2026)
- Sean M. Fieler: /s/ Sean M. Fieler, Sean M. Fieler (10/16/2026)